[Morgan Stanley Letterhead]

VIA EDGAR

May 1, 2018

Vincent DeStefano
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Alternative Investment Partners Absolute Return Fund

File Numbers 811-21767 & 333-223060

Alternative Investment Partners Absolute Return Fund STS

File Numbers 811-21831 & 333-223061

AIP Macro Registered Fund A

File Numbers 811-22682 & 333-223059

AIP Macro Registered Fund P

File Numbers 811-22683 & 333-223055

AIP Multi-Strategy Fund A

File Numbers 811-22192 & 333-223056

AIP Multi-Strategy Fund P

File Numbers 811-22193 & 333-223057

(each a “Fund” and, collectively, the “Funds”)

Dear Mr. DeStefano:

Thank you for your comments received telephonically by our counsel at Dechert LLP regarding each Fund’s registration statement filed on Form N-2 on February 15, 2018 with the Securities and Exchange Commission (the “SEC”). Below, we provide our responses to such comments, as requested.

ALL FUNDS

1.	Comment: Please explain supplementally how the filing fees paid for the registration of the Funds’ shares may be carried forward for longer than the five year period permitted by Rule 457(p) under the Securities Act of 1933, as amended (the “1933 Act”).

Response: We respectfully acknowledge the comment and note that the Funds can each carry forward their unsold shares from their respective prior offerings pursuant to the provisions of Rule 415(a)(6), rather than Rule 457(p). Answer 212.26 of the Compliance and Disclosure Interpretation with respect to Securities Act Rules promulgated by the staff (the “Staff”) of the SEC’s Corporate Finance Division states, in the relevant portion, “Alternatively, instead of including the unsold securities from the expiring registration statement [pursuant to Rule 415(a)(6)], the issuer may elect to use Rule 457(p) to utilize the fees relating to all or a portion of the unsold shares on the expiring registration statement as a fee offset.” This Staff answer clearly indicates that Rule 457(p) and Rule 415(a)(6) are separate options for carrying forward filing fees, in the case of Rule 457(p), or unsold shares, in the case of Rule 415(a)(6). We further note that we are not aware of any statutory text or Staff interpretations that would suggest that the carry forward provisions of Rule 415(a)(6) are in any way subject to or qualified by Rule 457(p).

2.	Comment: Given that Rule 415(a)(5) requires that a new registration statement be filed for continuous offerings conducted under Rule 415(a)(1)(ix) every three years, please explain supplementally how the Funds’ sale of shares for the periods beginning three years from the effective date of their respective initial registration statements on Form N-2 were consistent with the requirements of Section 5 of the 1933 Act.

Response: We respectfully acknowledge the comment. We note that the Funds had previously taken the position that, based on Undertaking 4(b) of Item 34 of Form N-2, each post-effective amendment filed to the Funds’ respective N-2 registration statements was the equivalent of a new registration statement. After discussions with the Staff in April of 2017, the Funds undertook that, notwithstanding their continued belief in the validity of this position, they would, on a going forward basis beginning with their 2018 annual update filings, file a new N-2 registration statement every three years. The Staff accepted this response, and the Funds’ respective POS 8C filings were subsequently declared effective on May 1, 2017.

We believe that all policy concerns of Section 5 of the 1933 Act have been addressed by the Funds’ past filing practice. We note in particular that the Funds’ post-effective amendment filings on Form POS 8C were declared effective each year by the SEC and were subject to the same Staff review as would have been the case for new filings on Form N-2. The POS 8C filings updated the Funds’ financial statements on an annual basis in accordance with the requirements of Section 10(a)(3) and Rule 427 of the 1933 Act, and at no time did any Fund rely on the nine-month grace period permitted for initial registration statements. We further note that, for the reasons stated in comment one above, we believe that all relevant filing fees were paid by each Fund during the full period of their respective offerings.

Accordingly, given that through 2017, the Funds had proceeded with annual POS 8C filings based on a good faith, reasonable position, which POS 8C filings were subject to full SEC staff review, at all times maintained appropriate financial statement disclosure, and were declared effective by the SEC, the Funds’ offerings were at all times consistent with the requirements of Section 5 of the 1933 Act.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact our counsel at Dechert LLP, Richard Horowitz at (212) 698-3525 or Jeremy Senderowicz at (212) 641-5669. Thank you.

Best regards,

/s/ Allan Fajardo

Allan Fajardo

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